UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Criteo S.A.

(Name of Issuer)

Ordinary Shares, Nominal Value EUR 0.025 per Share

(Title of Class of Securities)

226718104

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 226718104	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bessemer Venture Partners Enforta Cooperatief U.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 4,483,714
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 4,483,714
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,483,714
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.9%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	The percentage of shares beneficially owned as set forth in row 11 above is based on 56,510,605 Ordinary Shares of the Issuer outstanding, based on information provided by the Issuer.

CUSIP No. 226718104	13G	Page 3 of 5 Pages

Item 1(a). Name of Issuer:

Criteo S.A. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

32 Rue Blanche 75009 Paris, France

Item 2(a). Name of Person Filing:

This statement is being filed with respect to the 4,483,714 Ordinary Shares (the “Shares”), Nominal Value EUR 0.025 per Share, of the Issuer directly owned by Bessemer Venture Partners Enforta Cooperatief U.A. (“BVP Coop” or the “Reporting Person”).

A Dutch cooperative whose sole board member is Intertrust Management B.V., , BVP Coop facilitates investments in Criteo by Bessemer Venture Partners VII L.P., Bessemer Venture Partners VII Institutional L.P. and BVP VII Special Opportunity Fund L.P. (together, the “BVP Funds”), which collectively own 100% of the economic interest in BVP Coop. Deer VII & Co. L.P. (Deer VII LP) is the sole general partner of each of the BVP Funds. Deer VII & Co. Ltd. (“Deer VII Ltd”) is the general partner of Deer VII LP. Investment decisions for BVP Coop are made by its board of directors.

By virtue of its role as general partner o Deer VII LP, which in turn is the general partner of each of the BVP Funds, which in turn own 100% of the economic interest in BVP Coop, Deer VII Ltd may be deemed to beneficially own the Shares. Deer VII Ltd disclaims beneficial ownership of the Shares.

Item 2(b). Address of Principal Business Office or, if None, Residence:

The address of the principal business office of the Reporting Person:

Prins Bernhardplein 200

1097 JB Amsterdam

The Netherlands

Item 2(c). Citizenship:

BVP Coop — Netherlands

Item 2(d). Title of Class of Securities:

Ordinary Shares

Item 2(e). CUSIP Number:

226718104

Item 3.

Not Applicable.

CUSIP No. 226718104	13G	Page 4 of 5 Pages

Item 4. Ownership. –

For BVP Coop:

(a)	Amount beneficially owned: 4,483,714 Shares

(b)	Percent of class: 7.9%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 4,483,714

(ii)	Shared power to vote or to direct the vote: -0-

(iii)	Sole power to dispose or to direct the disposition of: 4,483,714

(iv)	Shared power to dispose or to direct the disposition of: -0-

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

By virtue of its role as general partner of Deer VII LP, which in turn is the general partner of each of the BVP Funds, which in turn own 100% of the economic interest in BVP Coop, Deer VII Ltd may be deemed to beneficially own the Shares. Deer VII Ltd disclaims beneficial ownership of the Shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

CUSIP No. 226718104	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2014

Bessemer Venture Partners Enforta Cooperatief U.A.

By: Intertrust Management B.V., sole member of the board of managing directors:

/s/ L. Kuiters	/s/ H.J. Witsenburg
Name: L. Kuiters Title: Proxy Holder A	Name: H.J. Witsenburg Title: Proxyholder